

January 31, 2017

Michael Grundei, Esq.
Wiggin and Dana LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, Connecticut 06901

      Re: magicJack VocalTec Ltd.
              Soliciting Materials filed pursuant to Exchange Act Rule 14a-12 filed by Paul M. Posner, Carnegie Technologies Holdings, LLC et al.
              Filed January 18, 2017
              File No. 0-27648

Dear Mr. Grundei:

We are in receipt of your response letter dated January 27, 2017 related to the filings referenced above and have the following additional comment. All defined terms used in this letter have the same meaning as in your response letter unless otherwise indicated.

Your response to prior comment 1 indicates that the Carnegie Parties do not presently intend to send to security holders a separate definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) but will instead rely on the complete set of information with respect to its slate to be set forth in magicJack's definitive proxy statement. We are unable to agree with your view that I.D.3. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations is distinguishable from the present circumstances. Absent an exemption from Exchange Act Rule 14a-3(a), the Carnegies Parties must intend to furnish a proxy statement to security holders if they intend to rely on Exchange Act Rule 14a-12.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3444 with any questions.

              Sincerely,

              /s/ Perry J. Hindin

              Perry J. Hindin
              Special Counsel
              Office of Mergers and Acquisitions